77l.New accounting pronouncement

In June 2006, FASB issued Interpretation No. 48,Accounting for Uncertainty in Income Taxes (the Interpretation). The Interpretation prescribes a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken by a filer in the filers tax return. The Interpretation will become effective for fiscal years beginning after December 15, 2006 but will also apply to tax positions reflected in each funds financial statements as of that date. No determination has been made whether the adoption of the Interpretation will require each fund to make any adjustments to its net assets or have any other effect on each funds financial statements.